UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

T-3 Energy Services, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
456160100
(CUSIP Number)
Anne E. Gold
First Reserve Corporation,
One Lafayette Place,
Greenwich,
CT 06830
(203) 625-2536
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	456160100

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
First Reserve Corporation

I.R.S. No.: 06-1210123

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

7	SOLE VOTING POWER:

NUMBER OF	0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	4,909,316

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	0

WITH	10	SHARED DISPOSITIVE POWER:

4,909,316

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,909,316

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
*  Calculated in the manner set forth in Item 5

CUSIP No.	456160100

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): First Reserve Fund VIII, L.P.
	I.R.S. No.: 06-1507364

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,909,316

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,909,316

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,909,316

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	44.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*  Calculated in the manner set forth in Item 5

CUSIP No.	456160100

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): First Reserve GP VIII, LP
	I.R.S. No.: 06-1507318

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,909,316

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,909,316

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,909,316

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	44.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*  Calculated in the manner set forth in Item 5

ITEM 1. SECURITY AND ISSUER.
     This Amendment No. 3 to the statement on Schedule 13D amends the statement originally filed on December 27, 2001 by First Reserve Fund VIII, L.P., First Reserve GP VIII, L.P., and First Reserve Corporation, and relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of T-3 Energy Services, Inc., a Delaware corporation (the “Company,” “T-3” or “Issuer”), formerly known as Industrial Holdings, Inc. (“IHI”). That Schedule 13D, as previously amended, is hereby further amended as set forth below.
ITEM 2. IDENTITY AND BACKGROUND.
     Item 2 is hereby amended by adding the following paragraphs at the end of Item 2:
     This Schedule 13D Amendment No. 3 (“Amendment No. 3”) is being filed jointly by First Reserve Fund VIII, L.P. (“Fund VIII”), First Reserve GP VIII, L.P. (“GP VIII”), and First Reserve Corporation (“First Reserve” and collectively, the “Reporting Persons”) to report the sale by Fund VIII of 4,500,000 shares of the Company’s Common Stock. GP VIII is the general partner of Fund VIII, and First Reserve is the general partner of GP VIII. Following this sale, the Reporting Persons, by and through the holdings of Fund VIII, continue to beneficially own more than 5% of the issued and outstanding shares of Common Stock.
     As of the date of this Amendment No. 3, the principal business and office address of the Reporting Persons is One Lafayette Place, Greenwich, CT 06830.
     Information with respect to the executive officers and directors of First Reserve as of the date of this Amendment No. 3, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the attached Schedule I, which is incorporated by reference into this Amendment No. 3.
     During the last five years, none of the Reporting Persons nor any executive officer or director of First Reserve has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     The remaining paragraphs of Item 2 are unchanged.
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 is hereby amended to add the following paragraph at the end of Item 4:
     On November 30, 2006, Fund VIII sold an aggregate of 4,500,000 shares of Common Stock of the Issuer in a series of block trades at a gross sales price of $20.90 per share. The shares sold in these trades were registered for resale on the Issuer’s Registration Statement on Form S-3, as amended, filed with the Securities and Exchange Commission on September 22, 2006 (Registration no. 333-134602).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     Item 5 is hereby deleted and replaced with the following:
     (a) As of November 30, 2006 (following the consummation of the transactions reported in Item 4), the Reporting Persons beneficially owned an aggregate of 4,909,316 shares of Common Stock, constituting approximately 44.2% of the issued and outstanding shares of Common Stock (calculated in the manner set forth below).
          The 4,909,316 shares consist of 4,565,373 shares of Common Stock directly owned by Fund VIII, a warrant to purchase 313,943 shares of Common Stock held directly by Fund VIII (the “Fund VIII Warrant”), and 30,000 shares of Common Stock underlying stock options issued to Ben A. Guill (options for 15,000 shares) and Joseph R. Edwards (options for 15,000 shares) in their capacity as directors of the Company. Fund VIII may be deemed to share dispositive and voting control over the 30,000 shares underlying the options issued to Messers Guill and Edwards. GP VIII is the general partner of Fund VIII and First Reserve is the general partner of GP VIII, and each of GP VIII and First Reserve may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Fund VIII.
          The percentage of ownership set forth above was calculated (in accordance with Rule 13d-3(d)(1)(i)(D)) by dividing (i) the 4,909,316 shares of Common Stock beneficially owned by such Reporting Persons; by (ii) 11,094,625 outstanding shares of Common Stock, comprised of (A) 10,750,682 shares of the Company’s Common Stock outstanding as of November 9, 2006, as reported in the Company’s Report on Form 10-Q, filed November 9, 2006; plus (B) 313,943 shares of Common Stock underlying the Fund VIII Warrant; plus (C) the 30,000 aggregate shares of Common Stock underlying the options issued to Messrs. Guill and Edwards described above.
     (b) Fund VIII shares with its general partner the power to vote or to direct the vote of the shares directly held by it. GP VIII, as the general partner of Fund VIII, and First Reserve, in its role as general partner of GP VIII, share with Fund VIII the power to cause Fund VIII to dispose of or vote the shares of Common Stock directly held by Fund VIII.
     (c) During the past 60 days, other than the sale of 4,500,000 shares of Common Stock described in Item 4 of this Amendment No. 3, no transactions in the Common Stock were effected by any of the Reporting Persons.
     (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.
     (e) Not applicable.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     Exhibit 1. Joint Filing Agreement dated as of January 3, 2003 by and between First Reserve Fund VIII, L.P., First Reserve GP VIII, L.P., and First Reserve Corporation, attached as Exhibit A to Amendment No. 2 to Schedule 13D filed by the Reporting Persons on January 3, 2003, and incorporated herein by reference as Exhibit 1 to this Amendment No. 3.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: December 7, 2006.

FIRST RESERVE FUND VIII, L.P.

By:	First Reserve GP VIII, L.P., its general partner

By: First Reserve Corporation, its general partner

	By:	/s/ Anne E. Gold

		Name:	Anne E. Gold
		Title:	General Counsel and Secretary

FIRST RESERVE GP VIII, L.P.

By:	First Reserve Corporation, its general partner

	By:	/s/ Anne E. Gold

		Name:	Anne E. Gold
		Title:	General Counsel and Secretary

FIRST RESERVE CORPORATION

	By:	/s/ Anne E. Gold

		Name:	Anne E. Gold
		Title:	General Counsel and Secretary

SCHEDULE I
The name, business address and present principal occupation or employment of each of the executive officers and directors of the First Reserve Corporation are set forth below. Each such person is a citizen of the United States (except for Mark A. McComiskey, who is a citizen of Ireland) and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve Corporation):

Name	Position with First Reserve	Business Address

Cathleen M. Ellsworth	Managing Director	(1)
Ben A. Guill	President, Managing Director, Director	(2)
John Hill	Vice Chairman, Managing Director, Director	(1)
J.W.G. (Will) Honeybourne	Managing Director	(2)
Alex T. Krueger	Managing Director	(1)
William E. Macaulay	Chairman, CEO, Managing Director, and Director	(1)
Mark A. McComiskey	Managing Director	(1)
Kenneth W. Moore	Managing Director	(1)
Alan G. Schwartz	Managing Director	(1)
Thomas J. Sikorski	Managing Director	(3)
Jennifer C. Zarrilli	CFO and Treasurer	(1)

(1)	One Lafayette Place, Greenwich, CT 06830

(2)	600 Travis Street, Suite 6000, Houston, TX 77002

(3)	2nd floor, 68 Pall Mall, London, SW1Y 5ES, United Kingdom